
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:     December 31, 2001
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5



1. Name and Address of Reporting Person *

Nuenke                      Mike
   (Last)                   (First)                 (Middle)

12/13 Exchange Place, I.F.S.C.
                            (Street)

Dublin                      Ireland                   1
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

5/7/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

ESG Re Limited (ESREF)

5. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                          10% Owner
       -----                              -----
         X    Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

            Treasurer and Assistant Treasurer
       -------------------------------------------


6. If Amendment, Date or Original (Month/Year)


7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----


                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Common Shares, par value $1 per share                       None
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(8-92)


FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Options to buy                                         2/25/99      2/25/09        Common shares                   2,000
Options to buy                                         2/25/01      2/25/09        Common shares                   2,000
Options to buy                                         2/25/02      2/25/09        Common shares                   2,000
Options to buy                                         2/25/03      2/25/09        Common shares                   2,000
Options to buy                                         7/20/98      7/20/08        Common shares                   3,125
Options to buy                                         7/20/00      7/20/08        Common shares                   3,125
Options to buy                                         7/20/01      7/20/08        Common shares                   3,125
Options to buy                                         7/20/02      7/20/08        Common shares                   3,125
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
           $16.81                       D
           $16.81                       D
           $16.81                       D
           $16.81                       D
           $22.50                       D
           $22.50                       D
           $22.50                       D
           $22.50                       D
----------------------------  ---------------------  ------------------------------------------------

Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


       /s/ Mike Nuenke                                  May 21, 1999
--------------------------------                      ----------------
** Signature of Reporting Person                            Date

Mike Nuenke
                                                                          Page 2